SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 2005

Dear Stockholders,

The Administrative Council and the Board of Directors, Unibanco Holdings S.A., submit for your appreciation their Management Report and Consolidated Financial Statements, as well as the Report of Independent Accountants, for the year ended December 31, 2005.

Since of Unibanco Holdings S.A. equity is substantially invested in Unibanco – União de Bancos Brasileiros S.A., its operating performance and income reflect such investment. Information about Unibanco – União de Bancos Brasileiros S.A. performance for the year ended December 2005 is described in its Management Reporter and Financial Statements.

Earnings and stockholders’ equity

Net income of Unibanco Holdings S.A. for the year ended December 2005 reached R$1,036 million. Net income per sharewas R$1.27, considering the outstanding shares for the year ended December 2005. The annualized return on average stockholders was 20.2% . The stockholders’ equity reached R$5.457 million and the book value per share was R$6.72.

Dividends

For the year ended December 31, 2005, the Unibanco Holdings S.A. proposed the payment of interest on own capital for the shareholders, in the amount of R$345,395 (R$293,585 net of applicable tax), representing to R$ 0.4250 (R$0.3612 net of applicable tax), per outstanding share for the year ended December 2005.

Independent Auditing

In order to safeguard the independence of its external auditors, the management of Unibanco Holdings and Unibanco embrace the policy of limiting their services other than independent auditing. We inform that for the year ended December 31, 2005, Unibanco paid professional services other than independent auditing from PricewaterhouseCoopers in the amount of R$2,542 thousand, or approximately 31% of total fees paid during the period for PricewaterhouseCoopers Auditores Independentes. Such value refers basically to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley lawThis project began in October 2004 and is expected to end in March 2006.

The policy adopted by Unibanco Holdings and Unibanco meet the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors had been submitted for the examination by the Audit Committee that approved them, considering that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

Final considerations

The results reached during the year ended 2004 were attained mainly thanks to our shareholders’ confidence in management, and we accordingly extend our sincere gratitude to them.

São Paulo, February 2006.

The Board of Directors
The Administrative Council

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have audited the accompanying balance sheets of Unibanco Holdings S.A. and the consolidated balance sheets of Unibanco Holdings S.A. (Unibanco Holdings Consolidated) as of December 31, 2005 and 2004 and the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the Unibanco Holding’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco Holdings and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco Holdings as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco Holdings S.A. and Unibanco Holdings Consolidated at December 31, 2005 and 2004 and the results of operations, the changes in stockholders’ equity and the changes in financial position, as well as the consolidated results of operations and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4
Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 21, for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects relation to the financial statements taken as a whole.

São Paulo, February 13, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

ASSETS	2005	2004	2005	2004
CURRENT ASSETS	207,309	169,180	65,535,805	56,971,587
Cash and due from banks	18	18	1,153,730	1,561,264
Interbank investments	-	-	14,082,232	14,215,480
Marketable securities and derivative financial
instruments (Notes 4 and 20(g))	9,932	139	13,728,560	11,505,301
Interbank accounts	-	-	5,187,536	4,792,058
Interdepartmental accounts	-	-	82,181	142,484
Lending operations (Note 5(a))	-	-	22,698,526	18,908,817
Allowance for losses on lending (Note 5(d))	-	-	(1,522,296)	(1,238,586)
Leasing operations (Note 5(a))	-	-	488,702	338,431
Allowance for losses on leasing (Note 5(d))	-	-	(12,506)	(4,845)
Other credits (Note 6)	197,359	169,023	9,277,779	6,425,187
Allowance for losses on other credits (Note 5(d))	-	-	(90,617)	(56,800)
Other assets	-	-	461,978	382,796

LONG-TERM ASSETS	109,915	40,399	23,504,352	19,680,578
Interbank investments	-	-	599,442	161,360
Marketable securities and derivative financial
instruments (Notes 4 and 20(g))	77,199	40,399	6,832,967	5,098,636
Interbank accounts	-	-	49,514	45,963
Lending operations (Note 5(a))	-	-	10,933,658	8,839,645
Allowance for losses on lending (Note 5(d))	-	-	(421,081)	(353,648)
Leasing operations (Note 5(a))	-	-	358,426	301,618
Allowance for losses on leasing (Note 5(d))	-	-	(8,411)	(4,504)
Other credits (Note 6)	32,716	-	4,888,577	5,358,244
Allowance for losses on other credits (Note 5(d))	-	-	(5,703)	(11,084)
Other assets	-	-	276,963	244,348

PERMANENT ASSETS	5,421,034	4,819,078	2,859,981	2,723,562
Investments	5,421,034	4,819,078	1,179,882	1,157,990
Associated companies (Note 7)	5,421,034	4,819,078	226,573	110,627
- Local	5,421,034	4,819,078	226,573	110,627
Goodwill on acquisitions of subsidiary companies	-	-	813,077	876,700
Other investments	-	-	206,439	233,540
Allowance for losses	-	-	(66,207)	(62,877)
Fixed assets (Note 8)	-	-	933,730	851,095
Deferred charges	-	-	746,369	714,477

TOTAL	5,738,258	5,028,657	91,900,138	79,375,727

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004	2005	2004
CURRENT LIABILITIES	183,750	159,127	51,195,990	47,346,716
Deposits (Note 9)	-	-	20,417,544	24,220,384
Securities sold under repurchase agreements	-	-	11,453,810	7,565,261
Resources from securities issued (Note 10)	-	-	1,103,236	1,220,882
Interbank accounts	-	-	55,282	21,317
Interdepartmental accounts	-	-	422,667	387,857
Local borrowings (Note 11)	-	-	137,164	141,642
Foreign borrowings (Note 11)	-	-	2,383,306	2,047,411
Local onlendings (Note 11)	-	-	1,936,692	1,597,705
Foreign onlendings (Note 11)	-	-	36,283	45,871
Derivative financial instruments (Note 20(g))	-	-	592,868	197,982
Other liabilities (Note 13)	183,750	159,127	12,657,138	9,900,404

LONG-TERM LIABILITIES	97,675	50,508	30,402,644	22,993,258
Deposits (Nota 9)	-	-	14,994,581	9,269,480
Resources from securities issued (Note 10)	-	-	464,646	358,313
Local borrowings (Note 11)	-	-	28,908	6,688
Foreign borrowings (Note 11)	-	-	823,563	627,188
Local onlendings (Note 11)	-	-	4,075,085	3,563,981
Foreign onlendings (Note 11)	-	-	106,989	208,385
Derivative financial instruments (Note 20(g))	-	-	115,610	71,448
Other liabilities (Note 13)	97,675	50,508	9,793,262	8,887,775

DEFERRED INCOME	-	-	75,770	156,947
MINORITY INTERESTS	-	-	4,768,901	4,059,784
STOCKHOLDERS' EQUITY (Note 15)	5,456,833	4,819,022	5,456,833	4,819,022
Capital	1,863,450	1,863,450	1,863,450	1,863,450
Capital reserves	345,559	413,729	345,559	413,729
Revaluation reserve on subsidiaries	3,202	4,454	3,202	4,454
Revenue reserves	3,343,203	2,656,221	3,343,203	2,656,221
Unrealized gains and losses - marketable securities and
derivative financial instruments	15,864	(49,853)	15,864	(49,853)
Treasury stocks	(114,445)	(68,979)	(114,445)	(68,979)

STOCKHOLDERS' EQUITY MANAGED
BY PARENT COMPANY	-	-	10,225,734	8,878,806

TOTAL	5,738,258	5,028,657	91,900,138	79,375,727

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31,
Amounts expressed in thousands of Reais, except per share data

	PARENT COMPANY		CONSOLIDATED

	2005	2004	2005	2004
REVENUE FROM FINANCIAL INTERMEDIATION	-	-	15,825,051	12,528,291
Lending operations	-	-	9,628,520	7,602,123
Leasing operations	-	-	144,549	108,555
Marketable securities	-	-	3,792,618	3,064,090
Financial results from insurance, pension plans and
annuity products	-	-	1,058,736	883,421
Derivative financial instruments	-	-	627,974	460,799
Compulsory deposits	-	-	572,654	409,303
	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	-	-	(9,320,169)	(7,354,945)
Deposits and securities sold			(6,096,582)	(4,939,296)
Price-level restatement and interest on technical provision	-	-
for insurance, pension plans and annuity products	-	-	(658,136)	(545,453)
Borrowings and onlendings	-	-	(458,243)	(494,074)
Foreign exchange transactions	-	-	(203,380)	(71,271)
Provision for credit losses	-	-	(1,903,828)	(1,304,851)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	-	-	6,504,882	5,173,346

OTHER OPERATING INCOME (EXPENSES)	1,029,585	723,269	(3,623,081)	(3,252,546)
Services rendered	-	-	3,269,474	3,240,631
Insurance, annuity products and retirement plans premiums	-	-	3,981,868	3,545,368
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	(1,579,397)	(1,278,317)
Insurance claims	-	-	(902,041)	(895,957)
Private retirement plans benefit expenses	-	-	(648,347)	(534,447)
Selling, other insurance and private retirement
plans expenses	-	-	(331,972)	(341,690)
Credit card selling expenses	-	-	(283,977)	(329,541)
Salaries, benefits, training and social security	(72)	(55)	(1,911,455)	(2,013,954)
Other administrative expenses	(437)	(458)	(3,181,137)	(3,044,506)
Financial transaction and other taxes	(47,889)	(32,680)	(1,044,391)	(800,516)
Equity in the results of associated companies	1,066,385	752,231	39,210	13,861
Other operating income (Note 16(a))	11,598	4,231	184,883	255,174
Other operating expenses (Note 16(b))	-	-	(1,215,799)	(1,068,652)

OPERATING INCOME	1,029,585	723,269	2,881,801	1,920,800

NON-OPERATING INCOME (EXPENSE)	-	-	8,113	38,334

INCOME BEFORE TAXES AND PROFIT SHARING	1,029,585	723,269	2,889,914	1,959,134

INCOME TAX AND SOCIAL CONTRIBUTION (Note 17(b))	6,421	(15,677)	(594,176)	(354,542)
Provision for income tax	(19,401)	(11,622)	(308,638)	(565,570)
Provision for social contribution	(6,894)	(4,055)	(101,767)	(110,112)
Deferred tax asset change	32,716	-	(183,771)	321,140

PROFIT SHARING	-	-	(325,390)	(235,684)
Management	-	-	(5,484)	(5,105)
Employees	-	-	(319,906)	(230,579)

EXTRAORDINARY ITEMS (Note 7(b(12))	-	-	503	(1,142)

INCOME BEFORE MINORITY INTEREST	1,036,006	707,592	1,970,851	1,367,766

MINORITY INTEREST	-	-	(934,845)	(660,174)

NET INCOME FOR THE PERIOD	1,036,006	707,592	1,036,006	707,592

Number of outstanding shares (Note 15(a))	812,601,306	829,961,223
Net income per share: R$	1.27	0.85
Net equity per share:R$	6.72	5.81

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Amounts expressed in thousands of Reais

	Capital	Capitalreserve	Revaluation reserve on subsidiary	Revenue reserves			Unrealized gains andlosses - marketable securities and derivative financial instruments	Treasury stocks	Retained earnings	Total

				Legal	Unrealized profits	Special dividends reserve

AT JANUARY 1, 2004	1,863,450	413,729	4,760	165,190	2,022,531	36,603	(130,502)	(110,394)	-	4,265,367
Prior year adjustments	-	-	-	-	-	-	-	-	(13,111)	(13,111)
Reversal of reserves	-	-	-	-	(13,111)	-	-	-	13,111	-
Sale of own stocks	-	-	-	-	-	-	-	41,415	-	41,415
Revaluation reserves on subsidiary companies	-	-	(306)	-	-	-	-	-	-	(306)
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	80,649	-	-	80,649
Net income for the year	-	-	-	-	-	-	-	-	707,592	707,592
Constitution of reserves	-	-	-	35,380	409,628	-	-	-	(445,008)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	(262,584)	(262,584)
AT DECEMBER 31, 2004	1,863,450	413,729	4,454	200,570	2,419,048	36,603	(49,853)	(68,979)	-	4,819,022

Prior year adjustments	-	-	-	-	(3,629)	-	-	-	-	(3,629)
Acquisition of own stocks, net (Note 15(d))	-	(68,170)	-	-	-	-	-	(45,466)	-	(113,636)
Revaluation reserve of subdidiary companies	-	-	(1,252)	-	-	-	-	-	-	(1,252)
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	65,717	-	-	65,717
Net income for the year	-	-	-	-	-	-	-	-	1,036,006	1,036,006
Constitution of reserves	-	-	-	51,800	638,811	-	-	-	(690,611)	-
Interest on own capital proposed	-	-	-	-	-	-	-	-	(345,395)	(345,395)
AT DECEMBER 31, 2005	1,863,450	345,559	3,202	252,370	3,054,230	36,603	15,864	(114,445)	-	5,456,833

DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED PER SHARES OF CAPITAL

	2005	2004

On common shares: R$	0.4250	0.3164
On preferred shares: R$	0.4250	0.3164

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

	2005	2004	2005	2004
FINANCIAL RESOURCES WERE PROVIDED BY:
OPERATIONS	(30,379)	(44,639)	1,539,907	2,040,421
Net income for the year	1,036,006	707,592	1,036,006	707,592
Expenses (income) not affecting working capital
Equity in the results of subsidiary and associated companies	(1,066,385)	(752,231)	(39,210)	(13,861)
Provision for losses on investments	-	-	4,060	391
Amortization of goodwill, net of negative goodwill
on acquisition of subsidiaries	-	-	108,277	968,908
Depreciation and amortization	-	-	430,774	377,391
THIRD PARTIES	458,796	336,595	8,114,874	1,604,496
Increase in long-term liabilities	47,167	32,150	7,405,757	1,150,325
Dividends received	411,629	304,445	-	650
Change in deferred income	-	-	-	78,516
Change in minority interest	-	-	709,117	333,590
Sale of own stocks	-	-	-	41,415
SALE OF ASSETS AND INVESTMENTS	-	-	116,651	375,716
Investments	-	-	78,521	200,590
Fixed assets	-	-	38,130	175,126
TOTAL FUNDS OBTAINED	428,417	291,956	9,771,432	4,020,633
FINANCIAL RESOURCES WERE USED FOR:
Permanent assets	-	-	758,224	1,244,466
Investments	-	-	174,794	772,486
Fixed assets	-	-	329,266	224,290
Deferred charges	-	-	254,164	247,690
Long-term assets	69,516	28,696	3,758,057	1,149,737
Changes in deferred income	-	-	81,176	-
Acquisition of own stocks	-	-	113,636	-
Dividends distributed/proposed	345,395	262,584	345,395	262,584
TOTAL FUNDS USED	414,911	291,280	5,056,488	2,656,787
INCREASE IN WORKING CAPITAL	13,506	676	4,714,944	1,363,846
CHANGES IN WORKING CAPITAL
Current assets	38,129	33,357	8,564,218	8,968,792
At the end of the year	207,309	169,180	65,535,805	56,971,587
At the beginning of the year	169,180	135,823	56,971,587	48,002,795
Current liabilities	24,623	32,681	3,849,274	7,604,946
At the end of the year	183,750	159,127	51,195,990	47,346,716
At the beginning of the year	159,127	126,446	47,346,716	39,741,770
INCREASE IN WORKING CAPITAL	13,506	676	4,714,944	1,363,846

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the financial statements of Unibanco Holdings S.A. and its subsidiary company Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 7.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. From this exercise, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions. (See Note 7 (b) (15)).

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards;
(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems -20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Consolidated

Marketable Securities	2005	2004
Trading assets	10,885,173	7,937,538
Available for sale	4,585,957	3,255,638
Held to maturity	4,087,972	4,830,720
Subtotal	19,559,102	16,023,896
Derivative financial instruments (see Note 20 (g))	1,002,425	580,041
Total	20,561,527	16,603,937
Current	13,728,560	11,505,301
Long-term	6,832,967	5,098,636

(b) Trading assets

			Consolidated

		2005		2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	8,868,001	8,891,078	2,297,479	2,295,205
Financial treasury bills	1,159,836	1,162,161	234,489	234,082
Treasury bills	7,453,210	7,475,316	1,994,353	1,991,639
Treasury notes	254,836	253,601	68,637	69,484
Other	119	-	-	-
Brazilian sovereign bonds	44,850	44,850	55,259	54,821
Bank debt securities	708,343	710,326	-	-
Eurobonds	105,350	107,333	-	-
Time deposits	602,993	602,993	-	-
Corporate debt securities	365,732	367,981	48,947	78,089
Debentures	339,581	341,830	48,947	78,089
Eurobonds	26,151	26,151	-	-
Mutual funds (1)	538,681	538,681	5,025,497	5,025,497
Other	305,475	332,257	491,730	483,926
Total	10,831,082	10,885,173	7,918,912	7,937,538
____________________
(1)
In 2004 they were substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios was represented principally by federal government securities and financial investment funds – fixed income (see Note 2) .

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Consolidated

	2005			2004

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	366,028	(14,671)	351,357	578,435	(14,347)	564,088
Financial treasury bills	309,370	401	309,771	495,883	257	496,140
Treasury bills	14,110	32	14,142	1,241	(7)	1,234
Treasury notes	128	(2)	126	-	-	-
Treasury Bonds	4,642	(599)	4,043	5,204	(415)	4,789
Other	37,778	(14,503)	23,275	76,107	(14,182)	61,925
Brazilian sovereign bonds	1,502,451	114,679	1,617,130	26,022	-	26,022
Bank debt securities	277,044	1,027	278,071	220,507	1,530	222,037
Eurobonds	37,363	(315)	37,048	67,368	7	67,375
Mortgage notes	124,611	1,703	126,314	126,385	1,521	127,906
Time deposits	19,195	1	19,196	26,754	2	26,756
Other	95,875	(362)	95,513	-	-	-
Corporate debt securities	2,268,965	(33,568)	2,235,397	1,945,073	(113,272)	1,831,801
Debentures	2,156,893	(30,980)	2,125,913	1,836,593	(102,888)	1,733,705
Eurobonds	66,378	2,153	68,531	53,467	-	53,467
Other	45,694	(4,741)	40,953	55,013	(10,384)	44,629
Mutual funds (1)	11,950	-	11,950	508,193	-	508,193
Marketable equity securities	116,354	(24,302)	92,052	107,877	(4,380)	103,497
Total	4,542,792	43,165	4,585,957	3,386,107	(130,469)	3,255,638
____________________
(1)	In 2004 they were substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios was represented principally by federal government securities (see Note 2).

(ii) By maturity:

				Consolidated

		2005		2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	200,117	195,627	415,687	367,250
Between 3 months and 1 year	761,039	754,456	648,652	643,961
Between 1 and 3 years	725,131	699,246	901,573	907,993
Between 3 and 5 years	850,995	839,417	312,791	307,679
Between 5 and 15 years	779,340	797,896	289,728	295,813
More than 15 years	1,097,866	1,195,313	36,078	22,178
No stated maturity (1)	128,304	104,002	781,598	710,764
Total	4,542,792	4,585,957	3,386,107	3,255,638
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Consolidated

	2005	2004

Issuer/Type of investment		Amortized cost
Federal government	1,863,010	2,341,685
Financial treasury bills	181,394	180,633
Central Bank notes	202,446	388,566
Treasury notes	1,477,739	1,763,497
Treasury bills	1,095	-
Other	336	8,989
Brazilian sovereign bonds	2,017,935	2,178,180
Bank debt securities	104,817	96,536
Eurobonds	104,817	96,536
Corporate debt securities	102,210	214,319
Eurobonds	73,727	214,319
Debentures	23,027	-
Other	5,456	-
Total	4,087,972	4,830,720

The fair value of these securities was R$4,245,553 (2004 - R$5,072,417). The difference between the amortized cost and the fair value totaled R$157,581 (2004 - R$241,697 and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Consolidated

	2005	2004

Maturity		Amortized cost
Less than 3 months	249,090	1,019,073
Between 3 months and 1 year	779,261	363,849
Between 1 and 3 years	615,335	1,266,150
Between 3 and 5 years	407,652	431,856
Between 5 and 15 years	922,039	1,109,799
More than 15 years	1,114,595	639,993
Total	4,087,972	4,830,720

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	2005	2004
By type
Discounted loans and notes	13,626,353	11,927,668
Financing	11,981,611	10,357,157
Agricultural	1,123,182	1,054,928
Real estate loans	1,344,613	1,066,182
Credit card	5,556,425	4,021,147
Total lending operations	33,632,184	28,427,082

Leasing operations	847,128	640,049
Advances on exchange contracts (1)	1,642,457	1,261,327
Total leasing operations and advances on exchange contracts	2,489,585	1,901,376

Guarantees honored	29,850	35
Other receivables (2)	3,723,224	1,467,293
Total other credits	3,753,074	1,467,328

Total risk	39,874,843	31,795,786

By maturity
Past-due for more than 15 days (Note 5 (d))	1,595,226	1,240,112
Falling due:
Less than 3 months (3)	16,065,338	12,308,087
Between 3 months and 1 year	10,711,568	8,951,974
Between 1 and 3 years	7,904,687	6,525,590
More than 3 years	3,598,024	2,770,023
Total risk	39,874,843	31,795,786
____________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 13(b))
(2)	Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable (with attributes of lending), insurance premium and receivables from credit card operations (Note 6).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

			Consolidated

		2005		2004

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	2,465,705	6.2	1,653,834	5.2
Automotive industry	2,100,225	5.3	999,763	3.1
Paper, pulp and wood products	1,497,408	3.8	1,252,758	3.9
Food, beverages and tobacco	1,401,214	3.5	1,135,659	3.6
Basic metal industries	964,753	2.4	779,858	2.5
Chemical and pharmaceutical	913,817	2.3	825,825	2.6
Production of machines and equipment	893,857	2.2	854,964	2.7
Textiles, clothing and leather goods	478,387	1.2	371,538	1.2
Extractive	402,442	1.0	381,866	1.2
Petroleum	392,667	1.0	419,554	1.3
Rubber and plastic	209,973	0.5	204,107	0.6
Electric and electronic	177,679	0.5	148,443	0.5
Production of metal goods	154,853	0.4	173,832	0.5
Electronic and communications equipment	95,718	0.2	332,500	1.0
Other manufacturing industries	28,896	0.1	20,792	0.1
Subtotal	12,177,594	30.6	9,555,293	30.0
Retailers
Retail	2,236,558	5.6	1,917,960	6.0
Wholesale	1,652,143	4.2	1,187,244	3.7
Subtotal	3,888,701	9.8	3,105,204	9.7
Financial service
Financial companies	1,188,891	3.0	322,287	1.1
Insurance companies and private pension funds	4,684	-	4,804	-
Subtotal	1,193,575	3.0	327,091	1.1
Residential construction loans	323,659	0.8	304,593	1.0
Other services
Transportation	1,818,799	4.6	1,561,361	4.9
Post office and telecommunications	1,217,523	3.1	1,262,392	4.0
Real estate services	484,715	1.2	392,927	1.2
Construction	425,795	1.1	431,033	1.4
Agricultural	404,347	1.0	280,272	0.9
Association activities	210,820	0.5	152,059	0.5
Health and social services	161,640	0.4	145,931	0.5
Lodging and catering services	135,607	0.3	95,598	0.3
Education	131,028	0.3	146,393	0.5
Cultural, sports and leisure activities	52,481	0.1	95,539	0.3
Other services	1,187,456	3.0	1,470,154	4.6
Subtotal	6,230,211	15.6	6,033,659	19.1
Agriculture, livestock, forestry and fishing	891,583	2.2	899,871	2.8
Individual
Consumer loans	8,182,035	20.5	6,483,092	20.4
Credit card	5,556,425	13.9	4,021,147	12.6
Residential mortgage loans	1,047,563	2.6	839,873	2.6
Lease financing	151,898	0.4	70,906	0.2
Other	231,599	0.6	155,057	0.5
Subtotal	15,169,520	38.0	11,570,075	36.3
Total	39,874,843	100.0	31,795,786	100.0

(c) Concentration of lending, leasing and other credits:

			Consolidated

		2005		2004

Largest clients	Value	% of total	Value	% of total
10 largest clients	3,316,993	8.3	2,953,573	9.3
50 next largest clients	5,853,136	14.7	4,492,645	14.1
100 next largest clients	4,132,066	10.4	3,650,123	11.5
Other clients	26,572,648	66.6	20,699,445	65.1
Total	39,874,843	100.0	31,795,786	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Consolidated

								2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,429,023	-	-	16,429,023	41.2	13,003	-
A	0.5	15,175,974	-	-	15,175,974	38.1	81,230	0.5
B	1.0	2,686,023	325,563	172,333	3,183,919	8.0	38,298	1.2
C	3.0	1,503,995	311,613	181,337	1,996,945	5.1	138,245	6.9
D	10.0	872,979	173,190	197,989	1,244,158	3.2	329,217	26.5
E	30.0	89,325	102,407	172,973	364,705	0.9	148,223	40.6
F	50.0	88,221	73,678	170,384	332,283	0.8	204,810	61.6
G	70.0	114,946	65,107	142,331	322,384	0.8	282,136	87.5
H	100.0	67,053	200,520	557,879	825,452	2.1	825,452	100.0
Total		37,027,539	1,252,078	1,595,226	39,874,843	100.0	2,060,614
% of total risk							5.2%

								Consolidated

								2004

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	12,690,365	-	-	12,690,365	39.9	11,641	0.1
A	0.5	11,813,947	-	-	11,813,947	37.2	73,417	0.6
B	1.0	2,288,203	221,394	160,325	2,669,922	8.4	30,401	1.1
C	3.0	1,388,855	213,240	151,989	1,754,084	5.5	100,842	5.7
D	10.0	976,599	156,139	187,600	1,320,338	4.2	331,895	25.1
E	30.0	219,792	78,598	154,547	452,937	1.4	156,779	34.6
F	50.0	23,330	59,011	112,865	195,206	0.6	110,410	56.6
G	70.0	147,645	45,023	89,084	281,752	0.9	236,847	84.1
H	100.0	69,337	164,196	383,702	617,235	1.9	617,235	100.0
Total		29,618,073	937,601	1,240,112	31,795,786	100.0	1,669,467
% of total risk							5.3%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$925,276 (2004 - R$768,865). These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

		Consolidated

	2005	2004
Balance at the beginning of the year	1,669,467	1,548,643
Provision for credit losses	1,903,828	1,554,851
Balance of acquired company	-	144,949
Balance of sold company	-	(119,362)
Loan charge-offs	(1,512,681)	(1,459,614)
Balance at the end of the year	2,060,614	1,669,467
Loan recoveries (1)	155,597	336,831
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

		Parent Company

		2005		2004

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Income receivable (i)	160,666	-	143,007	-
Deferred taxes (See Note 17(a))	-	32,716	-	-
Income tax and social contribution carryforwards	36,693	-	26,016	-
Total	197,359	32,716	169,023	-

		Consolidated

		2005		2004

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	29,850	-	35
Foreign exchange portfolio	2,790,790	42,113	2,014,363	29
Income receivable	84,811	5,604	92,526	2,259
Negotiation and intermediation of securities	238,042	252	118,674	2,591
Deferred taxes (See Note 17(a))	1,116,608	1,528,973	674,566	2,160,573
Sundry	5,047,528	3,281,785	3,525,058	3,192,757
Total	9,277,779	4,888,577	6,425,187	5,358,244

(i) Relates to interest on own capital receivable from Unibanco in the amount of R$160,666 (2004 -R$143,007).

“Foreign exchange portfolio” includes R$2,367,473 (2004 - R$1,592,525) of unsettled exchange purchases and R$443,925 (2004 – R$409,470) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry” includes, basically, receivables from credit card operations – in the amount of R$2,385,362 (2004 – R$1,224,620); escrow deposits for civil and labor suits in the amount of R$2,310,460 (2004 – R$2,151,163); insurance premium in the amount of R$1,008,208 (2004 - R$714,191); prepaid taxes in the amount of R$815,443 (2004 – R$640,472) and notes and credits receivables in the amount of R$709,693 (2004 – R$597,698).

7. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
		Brasileiros S.A.

	2005	2004
Information on investment in December 31,
Number of shares held (with no par value)
Common	733,592,492	729,950,914
Preferred	79,008,795	100,010,302
Participation in common stock - %	97.080	96.598
Total participation (direct) - % (1)	57.678	59.448

Stockholders’ equity	9,323,633	8,106,383

Capital	5,000,000	5,000,000

Net income	1,838,483	1,283,208

Investment value	5,421,034	4,819,078

Equity in results	1,066,385	752,231
______________________
(1)	The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/ receivable from Unibanco in the period was R$411,629 (2004 – R$304,445)

(ii) The quotation of Unibanco shares, as of December 31, 2005, at São Paulo Stock Exchange, was R$17.70 per common shares and R$13.40 per preferred shares.

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$150,335 (2004 - R$82,934) in Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares
	or quotas (in thousands)
	direct and indirect				Investments value		Adjusted

				Adjusted			net
			Percentage	stockholders			income
	Common	Preferred	holding (%)	equity	2005	2004	(loss)
Investments of Unibanco

Subsidiary companies
Unicard Banco Múltiplo S.A. (5) (11) and (14)	152,372,904	91,811,816	100.000	1,063,263	1,063,263	797,829	253,935
Unipart Participações Internacionais Ltd.	990	-	100.000	896,932	896,932	918,038	87,327
Banco Fininvest S.A.	4	1	100.000	716,776	716,776	577,848	161,022
Unibanco AIG Seguros S.A. (12)	345,014	188,814	49.709	1,419,713	705,727	616,719	296,492
Unibanco Companhia de Capitalização (3)	4,194	-	100.000	404,752	404,752	408,473	117,290
Banco Único S.A. (4)	2,768,399	2,768,998	99.999	243,337	234,199	207,236	26,230
Banco Dibens S.A. (10)	8,858,142	-	99.999	202,422	202,422	111,290	(15,769)
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A. (2) and (9)	4,955	4,955	100.000	118,440	118,440	15,955	22,524
Unibanco Empreendimentos e Participações
Ltda. (3)	201,910	-	100.000	223,779	107,421	110,681	(6,791)
Interbanco S.A.	20,000	-	99.999	79,770	79,767	72,352	31,829
Unibanco Negócios Imobiliários Ltda. (3)	49,568	-	100.000	59,739	59,739	55,235	10,087
AIG Brasil Companhia de Seguros	54,214	-	49.999	109,796	54,897	-	21,921
BWU Comércio e Entretenimento Ltda. (3) and (13)	67,562	-	59.792	60,801	36,355	39,022	(5,136)

Unibanco Asset Management – Banco de
Investimento S.A. (2)	1,468	1,468	100.000	33,833	33,833	22,577	14,983
Unibanco Empreendimentos Ltda. (3)	150,489	-	100.000	126,970	20,475	19,913	3,479
Unibanco Serviços de Investimento Ltda.	100	-	100.000	5,894	5,894	6,759	29,394
Dibens Leasing S.A. – Arrendamento Mercantil (10) and (15)	43,962	-	99.999	236,836	236,836	-	(4,663)
Other	-	-	-	-	348,089	471,403	-

Jointly controlled companies(i)
Banco Investcred Unibanco S.A. –
(PontoCred) (6)	95	-	49.997	142,343	71,167	87,541	64,554
Serasa S.A.	366	349	19.174	188,069	35,818	31,469	85,904
Tecnologia Bancária S.A.	762,278	-	20.166	143,107	24,487	25,381	16,716
Redecard S.A. (14)	-	-	-	-	-	17,106	-
Interchange Serviços S.A.	75,000,000	-	25.000	41,218	10,305	8,198	9,112
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50.000	12,647	6,324	3,939	2,776
Other	-	-	-	-	30,302	21,102	-
Total					5,504,220	4,646,066	-

Investment of
Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	11.082	1,524,198	168,918	-	271,162
AIG Brasil Companhia de Seguros	54,214	-	49.999	109,796	54,897	46,079	21,921
Other	-	-	-	-	2,758	64,548	-
Total					226,573	110,627	-

	Number of shares or quotas			Adjusted

Main direct, indirect and jointly controlled subsidiary companies	(in thousands)		Percentage	stockholders	Adjusted net
invested by:	Common	Preferred	holding (%)	equity	income (loss)
Unipart Participações Internacionais Ltd.
Unibanco Cayman Bank Ltd.	13,252	-	100.000	331,615	33,309
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	162,214	5,069
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,203	40,906
Hipercard Banco Múltiplo S.A. (5) and (8)	-	95,738	19.293	809,413	98,049
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A. (7)	39,565	-	100.000	260,240	71,706
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	58,069	12,515
Unibanco AIG Warranty S.A.	560	-	70.000	24,316	3,217
IRB – Brasil Resseguros S.A.	-	111	11.082	1,524,198	271,162
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	60,580	30,231
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5) and (8)	298,819	5,940	61.414	809,413	98,049
Redecard S.A. (14)	200	400	31.943	62,887	186,753
____________________

(i)	The percentage shown in the consolidated column refers to the parent companies' percentage holding.

(1)
The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized in respect of transactions with other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)
During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)
Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held in October 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5)	During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In accordance with the sales contract established on September, 2005, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(6)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7)	Through the Extraordinary Shareholders' Meeting held in June 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held in July 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(8)	In March 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million which is being amortized in accordance with the expected period of benefit of up to ten years.

(9)	In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários with Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(10)	In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit of up to ten years. The transaction is subject to the approval of the Central Bank of Brazil.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A. and on the same occasion, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil.

(11)	In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the period ended December 31, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$138 million. See Note 12 ((b) 1).

(12)	In June 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previously recorded on the cost method because of the nomination of a number of the Board of Directors, representing influence on the Administration (ii) set up of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(13)	Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 2004, the merger of BWU Representação e Participações Ltda. into that company was approved.

(14)	In September 2005, Unicard Banco Múltiplo S.A. acquired from Unibanco the capital of Redecard S.A., at book value.

(15)	The Extraordinary Shareholders' Meeting held in November 2005 approved the merger of Unibanco Leasing S.A. – Arrendamento Mercantil into Dibens Leasing S.A. – Arrendamento Mercantil, at its book value.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization during the year

	2005	2004	2005	2004
Bandeirantes (1)	-	-	-	841,352
Fininvest	291,604	322,749	31,145	26,152
Hipercard	346,265	394,345	34,703	20,664
Other (1)	175,208	159,606	42,429	80,740
Total	813,077	876,700	108,277	968,908
____________________
(1)	As described in Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

(c) In December of 2004, the sale process was concluded of our participation in Credicard of 33.333% and Orbital of 33.333% . An Extraordinary result in the amount of R$1,142, net of applicable tax (income tax and social contribution on net income) was recorded including sale of participation, as well as non recurring income and expenses relative, basically, to the integral amortization of goodwill for incorporated companies, provision for restructuring and complementary allowance for loan and tax contingencies.

8. Fixed Assets

		Consolidated

	2005	2004
Land and building	612,143	581,889
Other fixed assets	1,476,618	1,262,275
Accumulated depreciation	(1,155,031)	(993,069)
Total, net	933,730	851,095

9. Deposits

				Consolidated

		2005		2004

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Demand deposits	3,777,643	-	3,219,900	-
Savings deposits	5,628,923	-	5,965,586	-
Interbank deposits	23,093	-	31,133	88,301
Time deposits	10,986,780	14,994,581	15,003,603	9,181,179
Other deposits	1,105	-	162	-
Total	20,417,544	14,994,581	24,220,384	9,269,480

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 14.20% (2004 –13.09%) per annum, and are payable up to January 23, 2007.

(b) Euronotes

			Consolidated

Maturity	Currency	2005	2004
Less than 3 months	US$	287,291	335,397
	EUR	816	42,041
		288,107	377,438

From 3 to 12 months	US$	153,943	400,679
	EUR	9,620	36,245
	R$	87,493	5,745
		251,056	442,669

From 1 to 3 years	US$	60,842	71,337
	EUR	3,084	10,287
	R$	-	104,756
		63,926	186,380

From 3 to 5 years	US$	66,963	82,663
	R$	285,060	-
		352,023	82,663

From 5 to 15 years	US$	33,736	75,602

Total		988,848	1,164,752

The average interest of issues in foreign currency was 3.45% (2004 – 2.92%) per annum.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% p.a.

(c) The other issues totaled R$31,255 (2004 - R$37,722) with maturities up to August 4, 2010 and an average interest rate of 4.34% (2004 – 7.38%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.62% (2004 – 5.28%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The provision for eventual future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the year were as follow:

(a) Balance sheet

	Parent Company			Consolidated

	2005	2004	2005	2004
Tax litigation	97,675	50,508	1,718,117	1,156,971
Labor litigation	-	-	680,032	815,358
Civil litigation	-	-	403,982	464,318
Total	97,675	50,508	2,802,131	2,436,647

Recorded in Other Liabilities
- Taxes and Social Security	97,675	50,508	1,718,117	1,156,971
- Others (Note 13 (d))	-	-	1,084,014	1,279,676
	97,675	50,508	2,802,131	2,436,647

(b) Changes in and the related fiscal labor and civil litigation provision:

	Parent Company			Consolidated

	2005	2004	2005	2004
Balance at the beginning of the year	50,508	18,358	2,436,647	1,830,519
Balance of acquired/incorporated companies	-	-	-	90,843
Balance of sold companies	-	-	-	(176,403)
Provision charged (1)	47,167	32,150	1,289,065	1,240,773
Payments	-	-	(923,581)	(549,085)
Balance at the end of the year	97,675	50,508	2,802,131	2,436,647
____________________
(1)	As described in Note 7 ((a) 11), Consolidated recorded a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies arizing from the acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$238 million, before applicable taxes.

(c) Tax litigation

Unibanco Holdings and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, mainly (i) the contestation of the widening of the basis of calculation of PIS and COFINS by Law 9.718, (ii) the contestation for the collection of CSLL at different rates - Financial System - Constitutional Amendments 01/94, 10/96 and Law 7689/88, and (iii) collection of CPMF on leasing transactions. The administration maintains provision for these and other contingencies, based on the opinion of their legal advisors.

On November 9, 2005, the Supreme Court - STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ Profit Participation Program - PIS and Tax and Social Security Financing - COFINS declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision of R$589,272 was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value had not been recognized until the final determination is certain. The provision of R$3,215 was also maintained regarding subsidiary Unibanco AIG Vida e Previdência S.A., whose lawsuits had favorable decision in the STF in December 9, 2005.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

(e) Civil litigation

Unibanco and its subsidiaries are parties to civil claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) personal and moral injury related, among other reasons, to devolutions of checks, protests of notes considered not due and (ii) past economic plans of the Brazilian government. Those claims, represent diversified risk and the individual amounts are not significant. The amount accrued represents the evaluation of the administration and opinion of Legal Counsel Advisers to probable losses in those actions.

(f) Other judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the first half of 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. – in Liquidation concluded their judicial disputes and, currently, the Credit Guarantor Fund (FGC) and Unibanco are seeking to implement a plan for the economic-financial stabilization of Banco Banorte S.A. – in Liquidation, together with the Brazilian Central Bank.

13. Other Liabilities

				Parent Company

		2005		2004

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Social and statutory	134,066		124,729
Taxes and social security	49,680	97,675	34,398	50,508
Sundry	4	-	-	-
Total	183,750	97,675	159,127	50,508

				Consolidated

		2005		2004

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and other contributions	76,945	-	49,740	-
Foreign exchange portfolio	1,146,226	42,812	943,902	-
Social and statutory	440,897	-	389,872	-
Taxes and social security	623,900	1,915,878	578,272	1,354,029
Negotiation and intermediation of securities	393,284	1,743	209,584	37,753
Accounts payable for purchase of assets	2,588	-	24,306	2,506
Technical provision for insurance, annuity
products and retirement plans	5,265,152	1,992,507	3,860,720	1,945,313
Subordinated debt	97,232	2,866,585	11,006	1,887,513
Sundry	4,610,914	2,973,737	3,833,002	3,660,661
Total	12,657,138	9,793,262	9,900,404	8,887,775

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$585,750 (2004 – R$527,139) of unsettled exchange sales and R$2,348,556 (2004 – R$1,676,392) of obligations for exchange purchase and R$(1,642,457) (2004 – R$(1,261,327)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	2005	2004	2005	2004	2005	2004	2005	2004
Provision for unearned
premiums (1)	572,947	342,056	1	1	-	-	572,948	342,057
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	189,222	192,950	6,382	8,593	-	-	195,604	201,543
Mathematical provision
benefits to be granted	279,784	128,724	4,768,194	3,954,135	-	-	5,047,978	4,082,859
Mathematical provision
for benefits granted	3,530	2,381	375,417	263,171	-	-	378,947	265,552
Unsettled claims	297,114	275,375	684	764	-	-	297,798	276,139
Provision for draws and
redemptions	-	-	-	-	535,959	428,180	535,959	428,180
Other provisions	3,310	2,932	224,752	206,771	363	-	228,425	209,703
Total of technical
provisions	1,345,907	944,418	5,375,430	4,433,435	536,322	428,180	7,257,659	5,806,033
Short-term	1,344,865	811,549	3,383,965	2,620,991	536,322	428,180	5,265,152	3,860,720
Long-term	1,042	132,869	1,991,465	1,812,444	-	-	1,992,507	1,945,313
____________________
(1)	Showed net of related expenses and non incurred expenses, in the amount of R$488,837.

(c) Subordinated debt

					Consolidated

			Remuneration
	Issue	Maturity	per annum	2005	2004
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	452,814	519,916
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	461,461	532,145
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	71,756	80,281
Line of credit (4)	December 2004	December 2009	4.74%	351,755	398,684
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	439,237	367,493
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.7%	1,187,394	-
Total				2,963,817	1,898,519
Short-term				97,232	11,006
Long-term				2,866,585	1,887,513
____________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)
The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt is subject to the approval of the Brazilian Central Bank, for the purposes of capital adequacy limits.

(d) “Other liabilities – sundry”, includes, basically, payable to merchants-credit card in the amount of R$3,068,475 (2004 -R$2,342,406); sale of rights of receipt of future flow of payment orders abroad in the amount of R$2,109,681 (2004 – R$2,576,208); provision for labor and civil litigations in the amount of R$1,084,014 (2004 - R$1,279,676); payable related to insurance companies in the amount of R$520.560 (2004 - R$303,446) and provisions for payroll and administrative expenses in the amount of R$423,251 (2004 - R$266,796).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$134,066 (2004 - R$124,729) and provision for tax litigation in the amount of R$97,675 (2004 –R$50,508).

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

On July 1st, 2004, the employee’s “Free Benefits Generation Program “was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the year ended December 31, 2005, the company sponsor contributions totaled R$15,134 (2004 –R$15,355) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2005, the options activity was as follows:

Issuance		Vesting period	Exercise period	Price				Not

Nº	Date	until	until	R$ (1)	Granted	Exercised	Cancelled	exercised
1	01.21.2002	From 01.21.2005 to 01.21.2007	From 01.20.2006 to 01.20.2008	9.31	6,188,000	1,328,221	2,152,501	2,707,278
2	04.15.2002	From 04.15.2005 to 04.15.2007	From 04.14.2006 to 04.14.2008	10.91	34,000	11,334	-	22,666
3	08.01.2002	From 08.01.2005 to 08.01.2007	From 07.31.2006 to 07.31.2008	8.40	100,000	33,334	-	66,666
4	08.12.2002	From 08.12.2005 to 08.12.2007	From 08.11.2006 to 08.11.2008	7.05	180,000	60,000	-	120,000
5	11.01.2002	From 11.01.2005 to 11.01.2007	From 10.31.2006 to 10.31.2008	6.90	100,000	-	-	100,000
6	11.11.2002	From 11.11.2005 to 11.11.2007	From 11.10.2006 to 11.10.2008	6.90	100,000	-	100,000	-
7	11.20.2002	From 05.31.2006 to 11.20.2007	From 11.19.2006 to 11.19.2008	6.90	150,000	-	100,000	50,000
8	01.06.2003	From 01.06.2006 to 01.06.2008	From 01.05.2007 to 01.05.2009	6.66	80,000	-	80,000	-
9	02.10.2003	From 02.10.2006 to 02.10.2008	From 02.09.2007 to 02.09.2009	7.78	60,000	-	-	60,000
10	03.10.2003	From 03.10.2006 to 03.10.2008	From 03.09.2007 to 03.09.2009	8.17	83,000	-	23,000	60,000
11	04.08.2003	From 04.08.2006 to 04.08.2008	From 04.07.2007 to 04.07.2009	8.85	792,000	-	302,000	490,000
12	04.14.2003	From 04.14.2006 to 04.14.2008	From 04.13.2007 to 04.13.2009	8.94	20,000	-	20,000	-
13	05.07.2003	From 05.07.2006 to 05.07.2008	From 05.06.2007 to 05.06.2009	8.41	560,000	-	-	560,000
14	06.04.2003	From 06.04.2006 to 06.04.2008	From 06.03.2007 to 06.03.2009	10.21	300,000	-	300,000	-
15	06.16.2003	From 06.16.2006 to 06.16.2008	From 06.15.2007 to 06.15.2009	10.30	60,000	-	-	60,000
16	09.02.2003	From 09.02.2006 to 09.02.2008	From 09.01.2007 to 09.01.2009	9.83	3,113,000	-	798,000	2,315,000
17	11.10.2003	From 11.10.2006 to 11.10.2008	From 11.09.2007 to 11.09.2009	9.83	180,000	-	180,000	-
18	12.17.2003	From 12.17.2006 to 12.17.2008	From 12.16.2007 to 12.16.2009	11.50	60,000	-	-	60,000
19	01.05.2004	From 01.05.2007 to 01.05.2009	From 01.04.2008 to 01.04.2010	9.83	120,000	-	-	120,000
20	02.01.2004	From 02.01.2007 to 02.01.2009	From 01.31.2008 to 01.31.2010	13.76	180,000	-	-	180,000
21	04.05.2004	From 04.05.2007 to 04.05.2009	From 04.04.2008 to 04.04.2010	14.03	6,120	-	-	6,120
22	04.12.2004	From 04.12.2007 to 04.12.2009	From 04.11.2008 to 04.11.2010	13.91	400,000	-	-	400,000
23	04.13.2004	From 04.13.2007 to 04.13.2009	From 04.12.2008 to 04.12.2010	14.02	100,000	-	-	100,000
24	07.19.2004	From 07.19.2007 to 07.19.2009	From 07.18.2008 to 07.18.2010	13.06	470,000	-	-	470,000

25	08.04.2004	08.04.2009	08.03.2010	11.85	300,000	-	-	300,000
26	09.20.2004	From 09.20.2007 to 09.20.2009	From 09.19.2008 to 09.19.2010	13.99	10,000	-	-	10,000
27	02.01.2005	From 02.01.2008 to 02.01.2010	From 01.31.2009 to 01.31.2011	16.44	4,220,000	-	245,000	3,975,000
28	05.03.2005	From 05.03.2008 to 05.03.2010	From 05.02.2009 to 05.02.2011	19.26	25,000	-	-	25,000
29	09.19.2005	From 09.19.2008 to 09.19.2010	From 09.18.2009 to 09.18.2011	20.86	60,000	-	-	60,000
GENERAL POSITION					18,051,120	1,432,889	4,300,501	12,317,730
_________________
(1) Exercise price per Unit, actualized by IPCA (Amplified Consumer Price Index).

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before of exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after July, 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The stock option on August 4, 2004: exercise price will be decreased by the dividends distributed per stock option program in Units, during the exercise period.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2005	2004

	Outstanding shares	Treasury stock	Total	Total
Common	276,867,952	-	276,867,952	315,145,875
Preferred	535,733,354	17,732,566	553,465,920	528,158,887

Total	812,601,306	17,732,566	830,333,872	843,304,762

On April 30, 2004, the Extraordinary Shareholders’ meeting approved the extinguishment of preferred shares denominated both as Class “A” and Class “B”. Through the conversion from all preferred shares Class “A” to preferred shares Class “B”, in September 2003, the preferred shares Class “B” now are denominated only as “preferred shares”.

Preferred shares have no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per ten shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

On December 31, 2005, the fair value of Units is R$29.35. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market.

Global Depositary Receipt (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

During 2005 year, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$361,845, comprising as a complement to the interest on capital related to the profit in the 2004 fiscal year, in the amount of R$16,450, plus the interest related to the year of 2005, in the amount of R$345,395, amounting to R$0.4406 (R$0.3746 net of applicable tax) per common share and R$0.4406 (R$0.3746 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$123,027.

The Units had interest on capital of R$1.0080 (R$0.8568 net of applicable tax) per thousand share, being R$0.4406 (R$0.3746 net of applicable tax) from Unibanco Holdings and R$0,5673 (R$0,4822 net of applicable tax) from Unibanco. The GDR had interest on capital of R$5,0396 (R$4.2838 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the year ended December 31, 2005, as per shares – Performance the buy back program (Note 14(b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (e)) the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
At December 31, 2004	13.343.539	68.979
Conversion of shares during the year	(739.119)	(633)
Treasury stocks exchanged	5.128.146	46,099
At December 31, 2005	17.732.566	114.445

The average cost per share was R$21.08 per repurchased Units. The minimum and maximum price per share were R$15.48 and R$28.93, respectively.

(e) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program has duration of 2 years, with maturity on November 4, 2005. During the Conversion Program, 38,278 thousand preferred shares were converted into Units.

(f) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 8.9% of the preferred shares of Unibanco Holdings and 7.2% of the preferred shares of Unibanco. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings.

16. Other Operating Income and Expenses

(a) Other operating income

	Parent Company			Consolidated

	2005	2004	2005	2004
Dividends/retained earnings received from other
investments, principally consortium	-	-	85,747	104,613
Monetary correction of income receivable (i)	11,598	4,231	10,837	63,134
Monetary correction of prepaid taxes	-	-	-	7,717
Other	-	-	88,299	79,710

Total	11,598	4,231	184,883	255,174
___________________
(i) Refers to in financial investments income in Parent Company.

(b) Other operating expenses

		Consolidated

	2005	2004
Provision for labor and civil litigations	401,975	510,721
Amortization of goodwill on subsidiaries acquired	108,277	140,710
Expense related to checks and billing, net	197,847	112,356
Foreign branches’ and subsidiary companies’	150,335	82,934
exchange loss
Monetary correction of other liabilities	243,638	21,340
Other	113,727	200,591
Total	1,215,799	1,068,652

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Parent Company

		December 31, 2004	Constitution	Realization	December 31, 2005
Other provisions not currently deductible		-	32,716	-	32,716
Total		-	32,716	-	32,716

					Consolidated

				Balance of
	December			Acquired	December
	31, 2004	Constitution	Realization	Companies	31, 2005
Allowance for credit losses	438,485	519,655	393,522	384	565,002
Other provisions not currently deductible	1,191,988	634,766	849,294	31,441	1,008,901
Tax loss and negative basis of social
contribution carry-forwards	677,100	22,232	95,327	1,294	605,299
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	9,028	-	476,048
Subtotal	2,792,649	1,176,653	1,347,171	33,119	2,655,250
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	1,957	54,118	-	(9,670)
Deferred tax obligations	(28,626)	(7,815)	(1,718)	(20,680)	(55,403)
Net deferred tax assets	2,806,514	1,170,795	1,399,571	12,439	2,590,177
Total assets	2,835,139				2,645,580
Total liabilities	28,626				55,403

					Consolidated

				Balance of
	December			Acquired	December
	31, 2003	Constitution	Realization	Companies	31, 2004
Allowance for credit losses	545,438	452,345	568,200	8,902	438,485
Other provisions not currently deductible	632,176	867,278	367,563	60,097	1,191,988
Tax loss and negative basis of social
contribution carry-forwards	704,308	76,093	112,868	9,567	677,100
Social contribution carry-forwards
Provisional Measure 2158-35)	492,453	-	7,377	-	485,076
Subtotal	2,374,375	1,395,716	1,056,008	78,566	2,792,649
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	92,236	774	50,369	(150)	42,491
Deferred tax obligations	(26,031)	(5,708)	(3,113)	-	(28,626)
Net deferred tax assets	2,440,580	1,390,782	1,103,264	78,416	2,806,514
Total assets	2,466,611				2,835,139
Total liabilities	26,031				28,626

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2005, the expected realization of deferred taxes:

	Parent Company				Consolidated

			Social contribution
			(Provisional
Year	Other	Total	Measure 2158-35)	Other	Total
2006	-	-	51,220	1,075,059	1,126,279
2007	5,191	5,191	58,773	625,143	683,916
2008	27,525	27,525	58,172	231,765	289,937
2009	-	-	70,632	160,438	231,070
2010	-	-	83,018	59,228	142,246
2011	-	-	68,397	21,168	89,565
2012 to 2014	-	-	64,892	3,999	68,891
2015	-	-	20,944	2,402	23,346
Total	32,716	32,716	476,048	2,179,202	2,655,250

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$26,979 in Parent Company and R$2,278,672 in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company			Consolidated

	2005	2004	2005	2004
Income before income tax and
social contribution, net of profit sharing	1,029,585	723,268	2,399,214	1,723,450
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(350,059)	(245,911)	(815,133)	(585,973)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate	362,571	255,758	(37,783)	(23,485)
variations on subsidiaries abroad
Interest on own capital paid (received), net	(22,700)	(8,638)	265,100	89,058
Permanent differences, (net)	16,609	(16,886)	(5,760)	165,858
Income tax and social contribution for the year	6,421	(15,677)	(594,176)	(354,542)

18. Commitments and Guarantees

		Consolidated

	2005	2004
Co-obligation and risks for guarantees provided	7,315,343	4,367,582
Assets under management (mainly mutual
investment funds)	37,395,850	32,978,541
Lease commitments	41,570	56,517

19. Related-Party Transactions (Parent Company)

	2005	2004
Assets
Cash and due from banks	18	18
Marketable securities	87,131	40,538
Income receivable	160,666	143,007
Liabilities
Sundry	4	-
Revenues
Other operating income (Note 16(a(i)))	11,598	4,231
Expenses
Personnel and other administrative expenses	34	30

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

				Consolidated

		2005		2004

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,771,082	3,788,546	2,759,373	2,709,217
Marketable securities	19,559,102	19,716,683	16,023,896	16,265,593
Lending operations	31,688,807	31,750,459	26,156,228	25,934,670
Derivatives, net	293,947	293,947	310,611	310,611

Liabilities
Interbank deposits	23,093	23,093	119,434	119,436
Time deposits	25,981,360	25,967,715	24,184,781	24,185,724
Mortgage notes	547,780	547,115	376,721	376,513
Resources from securities issued abroad	1,020,103	1,008,527	1,202,474	1,206,279
Subordinated debt (Note 13(b))	2,963,817	3,047,313	1,898,519	1,937,042
Other liabilities (Note 13(d))	2,109,681	2,268,881	2,576,208	2,190,425
Treasury stocks	114,445	260,225	68,979	116,089

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 31, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Consolidated

		2005		2004

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(1,412,806)	(1,412,806)	4,869,064	4,869,064
Currencies	(2,714,441)	(2,714,441)	99,317	99,317
Interbank interest rate	455,409	455,409	4,138,576	4,138,576
Exchange coupon	846,226	846,226	631,171	631,171
Forward contracts	419,900	401,544	43,867	42,903
Currencies	1,774,233	1,724,143	280,617	273,983
Fixed interest rate	(1,354,333)	(1,322,599)	(236,750)	(231,080)
Swap contracts	193,556	235,574	235,842	231,089
Currencies	(3,805,134)	(3,823,505)	(3,158,203)	(3,091,945)
Interbank interest rate	2,581,754	2,542,689	1,530,587	1,530,768
Fixed interest rate	210,151	224,595	457,558	401,758
Other	1,206,785	1,291,795	1,405,900	1,390,508
Swap contracts with daily reset	(493,748)	(493,748)	346,650	346,650
Currencies	(493,748)	(493,748)	346,650	346,650
Third curve swap contracts	12,844	20,484	25,699	25,780
Currencies	(243,148)	(239,010)	(825,959)	(825,959)
Interbank interest rate	134,648	136,101	781,728	781,728
Fixed interest rate	121,344	123,393	69,930	70,011
Option contracts
Purchased options	220,736	339,330	548	1,300
Purchase	214,379	333,920	260	73
Currencies	214,379	333,920	260	73
Sale	6,357	5,410	288	1,227
Currencies	6,357	5,410	288	1,227
Sale option	236,392	270,876	28,487	24,863
Purchase	141,486	210,387	22,850	10,224
Currencies	141,486	210,387	22,850	10,224
Sale	94,906	60,489	5,637	14,639

Currencies	94,906	60,489	5,637	14,639

__________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$21,054,922 (2004 - R$76,000) with respect to purchase commitments and R$20,944,180 (2004 -R$1,419,688) with respect to sale commitments.

On December 31, 2005, there were future transactions of and R$10,248,775 (2004 - R$8,445,961), swap contracts in the amount of and R$1,592,252 (2004 - R$1,808,565) and forward transactions in the amount of R$150,930, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the year, in the amount of R$10,937 (2004 – net gain of R$118,519), which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location

						Consolidated

			2005			2004

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter(1)	Total	BM&F	counter (1)	Total
Future contracts	(1,412,806)	-	(1,412,806)	4,869,064	-	4,869,064
Forward contracts	-	401,544	401,544	(2,797)	45,700	42,903
Swap contracts	(28,178)	263,752	235,574	(138,102)	369,191	231,089
Swap contracts with daily
reset	(493,748)	-	(493,748)	346,650	-	346,650
Third curve swap contracts	-	20,484	20,484	-	25,780	25,780
Option contracts
Purchased option	339,136	194	339,330	1,300	-	1,300
Sale option	270,582	294	270,876	24,863	-	24,863
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$257,266 (2004 - R$216,275) and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Consolidated

	2005	2004
Assets
Less than 3 months	423,480	294,645
Between 3 months and 1 year	337,470	168,221
Between 1 and 3 years	190,249	100,985
More than 3 years	51,226	16,190
Total	1,002,425	580,041

Liabilities
Less than 3 months	318,292	88,932
Between 3 months and 1 year	274,576	109,050
Between 1 and 3 years	111,357	69,233
More than 3 years	4,253	2,215
Total	708,478	269,430

		Consolidated

	2005	2004
Assets
Forward contracts	71,126	120,880
Swap contracts	569,440	430,247
Third curve swap contracts	22,529	27,614
Option contracts – premiums paid	339,330	1,300
Total	1,002,425	580,041

Liabilities
Forward contracts	101,691	43,575
Swap contracts	333,866	199,158
Third curve swap contracts	2,045	1,834
Option contracts – premiums received	270,876	24,863
Total	708,478	269,430

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Consolidated

					2005

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	3,727,355	(7,157,268)	1,365,815	651,292	(1,412,806)
Forward contracts	119,275	198,086	66,171	18,012	401,544
Swap contracts	(11,547)	120,920	78,598	47,604	235,574
Swap contracts with daily reset	(34,500)	(359,395)	(99,853)	-	(493,748)
Third curve swap contracts	14,125	4,242	2,117	-	20,484
Option contracts
Purchased option	240,255	36,736	62,339	-	339,330
Sale option	154,708	59,267	56,901	-	270,876

					Consolidated

					2004

		Between	Between
	Less than	3 months	1 and 3	More than 3
Exposure at fair value	3 months	and 1 year	years	years	Total
Future contracts	(2,947,673)	5,471,690	2,503,382	(158,335)	4,869,064
Forward contracts	(655,472)	28,031	116,372	553,972	42,903
Swap contracts	106,676	77,265	32,494	14,654	231,089
Swap contracts with daily reset	242,307	104,343	-	-	346,650
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

21. Statements of Cash Flows

	Parent Company

	2005	2004

Operating activities
Net income	1,036,006	707,592
Equity in results of subsidiary company	(1,066,385)	(752,231)
Deferred taxes	(32,716)	-
Changes in assets and liabilities
Decrease (increase) in marketable securities	(46,953)	(28,835)
Decrease (increase) in other credits and other assets	(28,336)	(33,202)
Increase (decrease)in other liabilities	76,601	(79,007)
Net cash provided by operating activities	(61,423)	(185,683)

Investing activities

Dividends and interest on own capital received from
subsidiary company	392,928	304,445
Net cash used in investing activities	392,928	304,445

Financing activities
Dividends paid	(331,505)	(118,747)
Net cash provided by financing activities	(331,505)	(118,747)

Net increase (decrease) in cash and due from banks		15
	-
Cash and due from banks at the beginning of the period	18	3
Cash and due from banks at the end of the period	18	18
Net increase (decrease) in cash and due from banks	-	15

		Consolidated

	2005	2004
Operating activities
Net income for the year	1,036,006	707,592
Provision for credit losses	391,147	120.824
Technical provisions for insurance, annuity products and retirement plans	1,579,397	1,278,317
Deferred taxes	183,771	(321,140)
Provision (reversal) of foreclosed assets	13,975	(11,295)
Gain on sale of foreclosed assets and fixed assets	(7,159)	(35,234)
Amortization of goodwill on subsidiaries acquired	108,277	968,908
Equity in results of subsidiary and associated companies	(39,210)	(13,861)
Provision on losses on investments	4,060	391
Depreciation and amortization	430,774	377,391
Minority interest	934.845	660,174
Changes in assets and liabilities
Decrease (increase) in interbank investments	(304,834)	(3,415,928)
Decrease (increase) in marketable securities and derivative financial instruments	(3,892,002)	(988,275)
Decrease (increase) in Central Bank compulsory deposits	(399,716)	(634,402)
Net change in interbank and interdepartmental accounts	129,765	(137,958)
Decrease (increase) in lending operations	(5,988,180)	(2,915,616)
Decrease (increase) in leasing operations	(207,079)	(165,465)
Net change in foreign exchange portfolio	(573,375)	439,172
Decrease (increase) in other credits and other assets	(2,076,016)	(1,949,244)
Increase (decrease) in other liabilities	2,526,325	2,132,478
Increase (decrease) in deferred income	(81,176)	78,516
Net cash provided by operating activities	(6,230,405)	(3,824,655)

Investing activities
Dividends and interest on capital received from associated companies	-	650
Proceeds from sale of foreclosed assets	80,592	172,107
Purchase of capital increase in investments in subsidiary and associated companies	(86,401)	(703,568)
Goodwill on acquisition of subsidiary companies	(49,619)	-
Proceeds from sale on capital decrease in subsidiary and associated companies	32,823	160,864
Purchase of other investments	(38,774)	(53,513)
Proceeds from sale of other investments	8,226	37,432
Purchase of fixed assets	(329,266)	(224,299)
Proceeds from sale of fixed assets	41,707	204,012
Deferred charges	(254,164)	(247,689)
Minority interest	(225.728)	(309,158)
Net cash provided by investing activities	(820.604)	(963,162)

Financing activities
Increase (decrease) in deposits	1,922,261	8,144,951
Increase (decrease) in securities sold under repurchase agreements	3,888,549	381,273
Increase (decrease) in resources from securities issued	(11,313)	(1,886,058)
Increase (decrease) in borrowings and onlendings	1,289,119	(1,189,918)
Net change in treasury stock	(113,636)	41,415
Dividends paid	(331,505)	(225,883)
Net cash used in financing activities	6,643,475	5,265,780

Net increase (decrease) in cash and due from banks	(407,534)	477,963

Cash and due from banks at the beginning of the year	1,561,264	1,083,301
Cash and due from banks at the end of the year	1,153,730	1,561,264
Net increase (decrease) in cash and due from banks	(407,534)	477,963

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	13,231,967	11,453,326
Cash and due from banks	220,027	365,477
Interbank investments	2,071,463	2,075,000
Marketable securities	7,295,868	5,943,716
Interbank accounts	152,642	193,318
Lending and leasing operations	3,074,022	2,576,286
Other credits and other assets	417,945	299,529
Permanent assets	346,479	362,228
Total	13,578,446	11,815,554

Liabilities
Current and long-term liabilities	11,904,097	10,225,959
Deposits	2,066,031	2,338,365
Securities sold under repurchase agreements	2,489,520	1,490,811
Resources from securities issued	986,264	1,232,349
Interbank accounts	9,710	9,574
Borrowings and onlending	1,737,298	1,229,746
Derivative financial instruments	124,824	11,398
Other liabilities	4,490,450	3,913,716
Deferred income	7,158	10,716
Minority interest	2	5
Stockholders’ equity	1,667,189	1,578,874
Total	13,578,446	11,815,554

Combined statement of income	2005	2004
Revenue from financial intermediation	832,760	975,756
Expenses on financial intermediation	(588,945)	(388,411)
Provision (reversal) for credit losses	80,705	(15,836)
Services rendered	82,438	75,525
Salaries, benefits, training and social security and other administrative expenses	(65,914)	(84,447)
Financial transaction and other taxes	(2,314)	(8,056)
Other operating income (expenses)	25,147	24,222
Non-operating income, net	645	(1,748)
Income tax and social contribution	(12,071)	-
Net income for the year	352,451	577,005

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	2005	2004
Assets
Current and long-term assets	8,895,442	7,343,814
Cash and due from banks	44,308	71,188
Marketable securities	7,350,988	6,076,602
Insurance credits and re-insurance	1,016,292	555,537
Other credits and other assets	483,854	640,487
Permanent assets	396,007	214,206
Total	9,291,449	7,558,020

Liabilities
Current and long-term liabilities	7,749,496	6,204,849
Borrowings and onlending	7,098	-
Technical provisions for insurance	1,345,907	944,418
Technical provisions for retirement plans	5,375,430	4,433,435
Insurance and re-insurance debts	532,107	219,350
Other liabilities	488,954	607,646
Deferred income	44,168	100,909
Minority interest	78,072	10,593
Stockholders’ equity	1,419,713	1,241,669
Total	9,291,449	7,558,020

Combined statement of income	2005	2004
Gross premium written	2,658,868	3,102,901
Changes in technical reserves of insurance	(1,023,717)	(961,732)
Net claims incurred	(902,041)	(895,957)
Acquisition costs and other	(304,057)	(300,596)
Private pension contributions	848,542	825,277
Changes in technical reserves of private retirement plan	(209,027)	(534,447)
Private retirement plan benefits	(648,347)	(524,684)
Other operating income	294,544	23,817
Other operating expenses	(218,608)	(326,675)
Salaries, benefits, training and social security	(135,121)	(124,336)
Administrative expenses	(160,988)	(157,876)
Financial transaction and other taxes	(66,843)	(67,056)
Financial income	299,371	124,357
Non-operating income net	(62,825)	33,984
Income tax and social contribution	(49,357)	1,288
Profit sharing bonus to employees	(22,937)	(15,577)
Minority interest	(965)	-
Net income for the year	296,492	202,688

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31,943%), Hipercard Administradora de Cartões de Crédito Ltda, (100%) and Hipercard Banco Múltiplo S.A. (61.414%):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	5,597,638	4,807,211
Cash and due from banks	9,487	11,091
Interbank investments	7,870	79,169
Marketable securities	110,860	607,090
Interbank and interdepartmental accounts	20,892	11,395
Lending operations	2,256,501	2,186,303
Deferred tax and prepaid taxes	643,791	560,041
Other credits and other assets	2,548,237	1,352,122
Permanent assets	528,380	325,171
Total	6,126,018	5,132,382

Liabilities
Current and long-term liabilities	4,738,112	4,245,854
Deposits	1,112,695	1,242,468
Borrowings and onlendings	143,842	141,567
Resources from securities issued	241,196	273,521
Interbank and interdepartmental accounts	443	120
Derivative financial instruments	76	67,885
Taxes, social securities and provision for litigation	570,866	289,066
Other liabilities	2,668,994	2,231,227
Minority interest	312,320	57,216
Stockholders’ equity	1,075,586	829,312
Total	6,126,018	5,132,382

Combined statement of income	2005	2004
Revenue from financial intermediation	1,358,651	878,675
Expenses on financial intermediation	(212,073)	(160,294)
Provision for credit losses	(318,951)	(246,418)
Services rendered	662,624	509,517
Salaries, benefits, training and social security and other administrative expenses	(546,414)	(378,873)
Acquisition costs and other	(226,182)	(91,648)
Financial transaction and other taxes	(168,444)	(158,431)
Other operating income (expenses)	(405,310)	(153,131)
Non-operating income, net	65	(1,157)
Income tax and social contribution	(37,594)	(44,934)
Profit sharing	(8,325)	(13,038)
Minority interest	(8,778)	(25,606)
Net income for the year	89,269	114,662
Provision for the year (Note 12 (b) (1))	171,671	-
Adjusted net income for the year	260,940	114,662

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	2005	2004
Assets
Current and long-term assets	4,263,725	2,774,707
Cash and due from banks	3,510	6,285
Interbank investments	37,703	23,281
Marketable securities	742,195	64,876
Interbank and interdepartmental accounts	11,372	5,155
Lending operations	2,143,694	1,444,467
Other credits and other assets	1,325,251	1,230,643
Permanent assets	298,488	227,176
Total	4,562,213	3,001,883

Liabilities
Current and long-term liabilities	3,731,825	2,335,010
Deposits	2,501,393	1,506,399
Interbank and interdepartmental accounts	6,765	286
Borrowings	4,071	18
Derivative financial instruments	776	1,080
Other liabilities	1,218,820	827,227
Minority interest	42,513	1,131
Stockholders’ equity	787,875	665,742
Total	4,562,213	3,001,883

Combined statement of income	2005	2004
Revenue from financial intermediation	1,935,571	1,363,898
Expenses on financial intermediation	(375,161)	(193,369)
Provision for credit losses	(732,721)	(419,009)
Services rendered	376,030	276,527
Salaries, benefits, training and social security and other administrative expenses	(736,890)	(574,164)
Acquisition costs and other	(54,646)	(28,277)
Other operating income (expenses)	(50,940)	(68,892)
Financial transaction and other taxes	(151,580)	(99,612)
Non-operating income, net	488	4,763
Income tax and social contribution	(3,065)	(25,706)
Profit sharing	(8,406)	(13,844)
Minority interest	(5,775)	(71)
Net income for the year	192,905	222,244

23. Other Information (Consolidated)

(a) Assets leased to third parties, in the amount of R$1,164,800 (2004 - R$989,562), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$609,065 (2004 - R$507,978) and the residual value received in advance from these lessees amounts to R$347,421 (2004 - R$378,812), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2005, the insurance coverage on properties and other assets in use totaled R$1,201,513 (2004 - R$1,155,028).

(c) Up to December 31, 2005, two agreements were entered into for the compensation and liquidation of obligations within the National Financial System (SFN), in accordance with Resolution 3.263 of the National Monetary Council (CMN) of February 24, 2005.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 21, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer